Exhibit 99.1

FinVolution Group Reports First Quarter 2021 Unaudited Financial Results

-Total Loan Origination Volume reached record high to RMB 26.8 billion-

-Rapid Recovery in total number of new borrowers-

SHANGHAI, May 25, 2021 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

	For the Three Months Ended		YoY Change
	March 31, 2020	March 31, 2021
Total Loan Origination Volume[4] (Bn)	13.1	26.8	104.6%
Loan Volume- Mainland China (Bn)	12.9	26.0	101.6%
Loan Volume- International (Bn)	0.18	0.76	322.2%
Total No. of New Borrowers[3] (’000)	373	1,005	169.4%
New Borrowers Mainland China (’000)	258	619	140.0%
New Borrowers International (’000)	115	386	235.7%

First Quarter 2021 Operational and Financial Highlights

•	Total cumulative registered users[1] reached 125.3 million as of March 31, 2021.
•	Total number of unique borrowers[2] was 3.2 million as of March 31, 2021.
•	Total number of new borrowers[3] was 1,005 thousand, an increase of 169.4% compared to same period of 2020.
•	Loans facilitated for total new borrowers[5] was RMB5.6 billion, an increase of 250% compared to the same period of 2020.
•	Loans facilitated for small business owners were RMB4.4 billion, representing 16.4% of total loan origination volume.
•	90 day + delinquency ratio[6] was 1.13% as of March 31, 2021, compared to 7.25% as of March 31, 2020.
•	Average loan size[7] was RMB4,369 for the first quarter of 2021, compared to RMB3,873 in the same period of 2020.
•	Average loan tenor[8] was 8.4 months for the first quarter of 2021.
•	Operating profit was RMB655.7 million (US$100.1 million) for the first quarter of 2021, an increase of 43.9% from the first quarter of 2020.
•

Non-GAAP adjusted operating profit[9], which excludes share-based compensation expenses before tax, was RMB671.2 million (US$102.4 million) for the first quarter of 2021, an increase of 44.7% from the first quarter of 2020.

•	Net profit was RMB592.8 million (US$90.5 million) for the first quarter of 2021, an increase of 41.0% from the first quarter of 2020.

[1]	On a cumulative basis, total number of users registered on our platform as of March 31, 2021.
[2]	Represents the total number of borrowers whose loans were facilitated on our platform during the period presented.

[3]	Represents the total number of new borrowers on our platform during the period presented.
[4]	Represents total loan origination volume facilitated on our platform during the period presented.
[5]	Represents loan origination volume facilitated for total number of new borrowers on our platform during the period presented.
[6]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar past due as a percentage of the total outstanding principal balance of on-off balance sheet loans on our platform as of a specific date. Loans that originated outside Mainland China is not included in the calculation.

[7]	Represents the average loan size on our platform in Mainland China during the period presented.
[8]	Represents the average loan tenor period on our platform in Mainland China during the period presented.
[9]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating profit.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “We are pleased to start 2021 with remarkable progress in delivering high quality growth across all aspects of our business in the first quarter of 2021. Our total loan origination volume reached a record high to RMB26.8 billion, representing an increase of 104.6% year over year. We further benefitted from our successful transition through sophisticated, technology-powered systems, which helped to improve our delinquencies to historical lows while achieving sequential growth.”

Going forward, we see continued opportunity for quality growth as we further build on our strong technological capabilities and credit risk management framework. Notably, our total number of new borrowers acquired in the first quarter of 2021 exceeded one million, representing an increase of 169.4% year over year. Our small business loans initiatives grew rapidly with loan origination volume increasing to RMB4.4 billion, serving 305 thousand small business owners in the first quarter of 2021, compared to RMB3.7 billion and 220 thousand small business owners for the full year of 2020.

We are confident in leveraging our well-established position in China’s consumer and micro enterprise markets and Southeast Asian booming digital finance market will unlock tremendous value for all stakeholders,” concluded Mr. Zhang.

Mr. Jiayuan Xu, the Chief Financial Officer of FinVolution, commented, “With a strong recovery across multiple operation metrics in the first quarter, we delivered non-GAAP operating profit9 of RMB671.2 million representing an increase of 44.7% year over year, reaffirming the successful transition of our business model towards higher quality borrowers. Supported by a solid balance sheet with cash and short-term liquidity of RMB5.1 billion, our leverage ratio remains low at 3.7 times. FinVolution is well positioned to explore new business models and tap into new opportunities both domestically and internationally,” concluded Mr. Xu.

First Quarter 2021 Financial Results

Net revenue for the first quarter of 2021 increased by 0.3% to RMB2,112.9 million (US$322.5 million) from RMB2,106.3 million in the same period of 2020, primarily due to the increase in loan origination volume and partially offset by the decrease in guarantee income as a result of improved asset quality.

Loan facilitation service fees increased by 103.4% to RMB761.6 million (US$116.2 million) for the first quarter of 2021 from RMB374.5 million in the same period of 2020, primarily due to the increase in loan origination volume which was partially offset by the decrease in average rate of transaction fees.

Post-facilitation service fees increased by 23.9% to RMB226.4 million (US$34.6 million) for the first quarter of 2021 from RMB182.7 million in the same period of 2020, primarily due to the increase in outstanding loans serviced by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB659.2 million (US$100.6 million) for the first quarter of 2021 compared to RMB1,150.3 million in the same period of 2020, as a result of improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality which results in the decrease in guarantee income.

Net interest income decreased by 11.0% to RMB280.4 million (US$42.8 million) for the first quarter of 2021, from RMB315.0 million in the same period of 2020, primarily due to the reduction in the outstanding loan balances of consolidated trusts partially offset by the higher loan origination volume originated outside mainland China.

Other revenue increased by 121.0% to RMB185.2 million (US$28.3 million) for the first quarter of 2021 from RMB83.8 million in the same period of 2020, primarily due to increase customer referral fees to other third-party platforms.

Origination and servicing expenses increased by 65.6% to RMB413.1 million (US$63.0 million) for the first quarter of 2021 from RMB249.5 million in the same period of 2020, primarily due to the increases in employees expenditures and fees paid to third party service providers.

Sales and marketing expenses increased by 266.4% to RMB334.2 million (US$51.0 million) for the first quarter of 2021 from RMB91.2 million in the same period of 2020, primarily due to the increase in online customer acquisition expenses as a result of the increase in newly registered users on the Company’s platform.

General and administrative expenses increased by 16.8% to RMB112.6 million (US$17.2 million) for the first quarter of 2021 compared to RMB96.4 million in the same period of 2020, due to increased expenditures in employees benefits.

Research and development expenses increased by 7.1% to RMB93.8 million (US$14.3 million) for the first quarter of 2021, compared to RMB87.6 million in the same period of 2020, due to increased investments into technology development.

Credit losses for quality assurance commitment were RMB444.9 million (US$67.9 million) for the first quarter of 2021 compared to RMB796.8 million in the same period of 2020 due to improved asset quality partially offset by the increase in loan origination volume.

Provision for loans receivables was RMB18.8 million (US$2.9 million) for the first quarter of 2021, compared with RMB295.9 million in the same period of 2020, primarily due to improved asset quality as well as the decrease in loan receivables during the quarter.

Provision for accounts receivables and other receivables increased by 20.2% to RMB39.8 million (US$6.1 million) for the first quarter of 2021, compared with RMB33.1 million in the same period of 2020 as a result of increase in loan origination volume.

Operating profit increased by 43.9% to RMB655.7 million (US$100.1 million) for the first quarter of 2021 from RMB455.8 million in the same period of 2020.

Non-GAAP adjusted operating profit, which excludes share-based compensation expenses before tax, was RMB671.2 million (US$102.4 million) for the first quarter of 2021, representing an increase of 44.7% from RMB463.8 million in the same period of 2020.

Other income decreased by 20.6% to RMB42.7 million (US$6.5 million) for the first quarter of 2021 from RMB53.8 million in the same period of 2020, mainly due to the decrease in government subsidies.

Income tax expenses were RMB105.7 million (US$16.1 million) for the first quarter of 2021, compared with RMB89.2 million in the same period of 2020, mainly due to the increase in pre-tax profit and change in revenue contribution from different subsidiaries with different tax rates.

Net profit was RMB592.8 million (US$90.5 million) for the first quarter of 2021, compared with RMB420.4 million in the same period of 2020.

Net profit attributable to ordinary shareholders of the Company was RMB590.4 million (US$90.1 million) for the first quarter of 2021, compared with RMB419.4 million in the same period of 2020.

As of March 31, 2021, the Company had cash and cash equivalents of RMB2,559.8 million (US$390.7 million) and short-term investments mainly in wealth management products of RMB2,538.7 million (US$387.5 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in mainland China as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in mainland China for all loan products facilitated through the Company’s online marketplace as of March 31, 2021:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q3	2.22%	3.05%	4.13%	5.18%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.86%	4.24%	5.19%	5.69%	5.98%	6.19%	6.29%	6.39%	6.47%	6.49%	6.50%
2018Q1	1.37%	2.20%	2.99%	3.67%	4.32%	4.86%	5.23%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.87%	3.12%	4.39%	5.46%	6.33%	6.99%	7.47%	7.80%	7.99%	8.08%	8.13%
2018Q3	1.45%	2.51%	3.53%	4.39%	5.09%	5.59%	5.97%	6.28%	6.50%	6.64%	6.72%
2018Q4	1.43%	2.49%	3.55%	4.42%	5.18%	5.76%	6.20%	6.54%	6.81%	7.01%	7.16%
2019Q1	1.34%	2.38%	3.45%	4.36%	5.13%	5.75%	6.22%	6.65%	6.99%	7.25%	7.43%
2019Q2	1.33%	2.34%	3.31%	4.18%	5.05%	5.82%	6.44%	6.98%	7.34%	7.50%	7.52%
2019Q3	1.02%	2.16%	3.42%	4.55%	5.64%	6.45%	6.92%	7.13%	7.20%	7.20%	7.15%
2019Q4	0.83%	2.07%	3.37%	4.45%	5.12%	5.50%	5.68%	5.79%	5.83%	5.80%	5.73%
2020Q1	0.81%	1.73%	2.46%	2.97%	3.35%	3.59%	3.71%	3.78%	3.82%	3.82%	3.80%
2020Q2	0.44%	0.92%	1.34%	1.65%	1.90%	2.08%	2.21%	2.30%
2020Q3	0.41%	0.81%	1.16%	1.47%	1.72%
2020Q4	0.36%	0.70%

Business Outlook

As China’s economic environment gradually recovers from the aftermath of the COVID-19 outbreak, the Company has been experiencing progressive improvements across numerous operational metrics. The Company will continue to closely monitor the situation of global pandemic and remain agile in its business operations. As such, the Company holds a cautiously optimistic view on its operations and anticipates a steady growth in its loan origination volume in the second quarter of 2021, which is expected to be in the range of RMB29.0 billion to RMB30.0 billion.

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer and institutional investor demand, all of which are subject to change.

Shares Repurchase Program Update

On March 21, 2018, the Company announced that its board of directors of the Company (the “Board”) had approved share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of American depository shares (“ADS”) with an aggregate value of up to US$60 million during the next twelve-month period. On August 21, 2018, the Board had approved an expansion of such share repurchase program whereby the maximum aggregate value of ADSs that can be repurchase increased from US$60 million to US$120 million. Concurrently, the Board also approved to extend this share repurchase program for another twelve-month period starting from the date which the Board approved such extension and subsequently further extending it to August 20, 2020. The share repurchase program shall be subject to general business conditions and market conditions. At the end of this program, the company has deployed approximately US$111.0 million to repurchase its ADSs.

On August 24, 2020, the Company announced that the Board had approved a new share repurchase program whereby the Company is authorized to repurchase its ADSs with an aggregate value of up to US$60 million till December 31, 2021. The share repurchase program shall be subject to general business conditions and market conditions. As of March 31, 2021, the Company has deployed approximately US$20.3 million to repurchase it ADSs.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 25, 2021 (8:00 PM Beijing/Hong Kong time on May 25, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 1, 2021, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	10156736

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2021, the Company had over 125.3 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the rate in effect as of March 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,632,174	2,559,750	390,694
Restricted cash	3,484,227	3,546,567	541,312
Short-term investments	1,970,958	2,538,666	387,476
Investments	950,515	988,805	150,921
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB223,514 and RMB241,487 as of December 31, 2020 and March 31, 2021, respectively	1,121,554	1,104,998	168,656
Intangible assets	98,947	98,947	15,102
Property, equipment and software, net	93,876	91,819	14,014
Loans receivable, net of credit loss allowance for loans receivable of RMB382,012 and RMB309,774 as of December 31, 2020 and March 31, 2021, respectively	2,354,882	1,343,356	205,037
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB188,725 and RMB208,651 as of December 31, 2020 and March 31, 2021, respectively	863,906	1,214,704	185,400
Deferred tax assets	155,758	183,284	27,975
Right of use assets	54,968	52,634	8,034
Prepaid expenses and other assets	1,050,009	1,135,214	173,267
Goodwill	50,411	50,411	7,694

Total assets	14,882,185	14,909,155	2,275,582

Liabilities and Shareholders’ Equity
Payable to platform customers	103,453	94,309	14,394
Deferred guarantee income[1]	1,259,396	1,261,571	192,553
Expected credit losses for quality assurance commitment[1]	2,390,501	2,650,796	404,590
Payroll and welfare payable	220,989	129,280	19,732
Taxes payable	154,398	151,160	23,072
Funds payable to investors of consolidated trusts	1,661,841	827,395	126,285
Contract liability	3,447	3,018	461
Deferred tax liabilities	103,548	100,968	15,411
Accrued expenses and other liabilities	510,986	589,138	89,920
Leasing liabilities	43,296	39,613	6,046
Dividends payable	—	317,569	48,471

Total liabilities	6,451,855	6,164,817	940,935

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	16
Additional paid-in capital	5,659,990	5,647,114	861,918
Treasury stock	(401,621)	(364,517)	(55,636)
Statutory reserves	458,058	458,058	69,913
Accumulated other comprehensive income	(5,142)	9,454	1,443
Retained Earnings	2,651,918	2,924,719	446,399

Total FinVolution Group shareholders’ equity	8,363,306	8,674,931	1,324,053

Non-controlling interest	67,024	69,407	10,594

Total shareholders’ equity	8,430,330	8,744,338	1,334,647

Total liabilities and shareholders’ equity	14,882,185	14,909,155	2,275,582

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	374,532	761,625	116,247
Post-facilitation service fees	182,705	226,431	34,560
Guarantee income	1,150,280	659,181	100,611
Net interest income	314,958	280,418	42,800
Other Revenue	83,835	185,238	28,273

Net revenue	2,106,310	2,112,893	322,491

Operating expenses:
Origination and servicing expenses	(249,495)	(413,054)	(63,044)
Sales and marketing expenses	(91,206)	(334,216)	(51,011)
General and administrative expenses	(96,355)	(112,625)	(17,190)
Research and development expenses	(87,559)	(93,784)	(14,314)
Credit losses for quality assurance commitment	(796,839)	(444,876)	(67,901)
Provision for loans receivable	(295,936)	(18,823)	(2,873)
Provision for accounts receivable and other receivables	(33,148)	(39,788)	(6,073)

Total operating expenses	(1,650,538)	(1,457,166)	(222,406)

Operating profit	455,772	655,727	100,085

Other income, net	53,758	42,697	6,517

Profit before income tax expense	509,530	698,424	106,602
Income tax expenses	(89,168)	(105,671)	(16,129)

Net profit	420,362	592,753	90,473
Net profit attributable to non-controlling interest shareholders	973	2,383	364
Net profit attributable to FinVolution Group	419,389	590,370	90,109

Foreign currency translation adjustment, net of nil tax	3,842	14,596	2,228

Total comprehensive income attributable to FinVolution Group	423,231	604,966	92,337

Weighted average number of ordinary shares used in computing net profit per share
Basic	1,523,317,962	1,405,295,736	1,405,295,736
Diluted	1,538,269,522	1,475,803,767	1,475,803,767
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.28	0.42	0.06
Diluted	0.27	0.40	0.06
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.38	2.10	0.32
Diluted	1.36	2.00	0.31

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	For Three Months Ended March 31
	2020	2021
	RMB	RMB	USD
Net cash provided by/(used in) operating activities	(583,412)	293,069	44,731
Net cash provided by /(used in) investing activities	(260,475)	556,661	84,963
Net cash provided used in financing activities	(430,786)	(869,437)	(132,702)
Effect of exchange rate changes on cash and cash equivalents	3,072	9,623	1,469
Net decrease in cash, cash equivalent and restricted cash	(1,271,601)	(10,084)	(1,539)
Cash, cash equivalent and restricted cash at beginning of period	6,010,745	6,116,401	933,545
Cash, cash equivalent and restricted cash at end of period	4,739,144	6,106,317	932,006

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Net Revenues	2,106,310	2,112,893	322,491
Less: total operating expenses	(1,650,538)	(1,457,166)	(222,406)
Operating Income	455,772	655,727	100,085
Add: share-based compensation expenses	8,021	15,439	2,356
Non-GAAP adjusted operating income	463,793	671,166	102,441
Operating Margin	21.6%	31.0%	31.0%
Non-GAAP operating margin	22.0%	31.8%	31.8%